Exhibit 21.1

List of Subsidiaries

1.	Abucco Technologies, Inc., a Canadian corporation and wholly-owned subsidiary of NNRF, Inc. Abucco Technologies has no operations and will be dissolved.

2.	Stafford Energy Canada, Ltd., a Canadian corporation and wholly-owned subsidiary of NNRF, Inc. Stafford Energy Canada has no operations and will be dissolved.

3.	OOO Nucon-RUS, a limited liability company formed under the laws of the Russian Federation. Nucon-RUS is a wholly owned subsidiary of NNRF, Inc.